

September 23, 2022

Ricardo Lewin
Chief Financial Officer
Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil

> **Re: Cosan S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **Form 6-K**
> **Filed August 12, 2022**
> **File No. 001-40155**

Dear Mr. Lewin:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

A. Operating Results
Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020, page 122

1.   When several factors attribute to material fluctuations in your results of operations, please quantify in your reporting currency each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, in your discussion of the change from 2019 to 2020 of Gas and Power selling expenses, you state that this decrease was primarily due to a decrease of 20% in employee-related expenses partially offset by an increase of R$12.7 million in the provision for expected credit losses. While the percentage decrease in a factor contributing to the decrease is supplementally helpful, it is unclear how this relates in size to the R12.7 million increase cited. Refer to Item 303 of

Regulation S-K.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Cash Flows, page 139

2. Your disclosure appears to focus on how net cash used in operating activities was derived for each period as presented in the statement of cash flows. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed from period to period. In performing your analysis, note that references to results, noncash items, and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

Consolidated Financial Statements
Consolidated Statement of Changes in Equity, page F-15

3. Please tell us how you determined or calculated each of the Predecessor Adjustments presented in the Consolidated Statement of Changes in Equity.

General

4. We note from your disclosure on page 3 that, in the first quarter of 2022, you revised your intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. Please tell us how you evaluated this change as a change in accounting policy versus correction of an error. Refer to the guidance in IAS 8.

Form 6-K filed August 12, 2022 - Interim Financial Statements for the Quarterly Period Ended June 30, 2022

Statement of Changes in Equity, page 11

5. We note the capital distribution of $1,400,557 in your statement of changes in equity. Please either confirm to us that this is a treasury stock transaction or tell us what this represents as the description appears to be blank.

Form 6-K filed August 12, 2022 - Earnings Release for the Quarterly Period Ended June 30, 2022

Executive Summary for 2Q22, page 1

6. Please tell us why your earnings release presents Adjusted EBITDA as the segment measure of profit or loss while your annual and interim financial statements specifically

identify EBITDA as this measure.

C.2 Rumo, page 6

7.   Please tell us why you have only presented and discussed comparative results for 2Q22 to 2Q21 for Rumo when you also present comparative results for 2Q22 to 1Q22 for your other segments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services